NEWS RELEASE

EMX to Receive US$ 3 Million Milestone Payment for the

Parks-Salyer Royalty Property in Arizona

Vancouver, British Columbia, October 4, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that it will receive a US$3 million milestone payment from Arizona Sonoran Copper Company, Inc. (TSX: ASCU) ("ASCU") for the Parks-Salyer royalty property (the "Royalty Property") in Arizona. The Royalty Property was held under a lease arrangement by EMX's wholly owned subsidiary Bronco Creek Exploration Inc., and was transferred to ASCU via Assignment and Royalty Agreements (the "Agreements") executed earlier this year (see EMX news release dated February 10, 2022). EMX's Royalty Property covers 158 acres of ASCU's Parks-Salyer copper project. The milestone payment results from ASCU's maiden resource estimate for the Parks-Salyer project that exceeds thresholds for contained copper included within EMX's Royalty Property footprint. The Company also retains a 1.5% net smelter return ("NSR") royalty covering the Royalty Property.

EMX's Parks-Salyer Royalty Property provides an example of a significant pre-production payment to the Company resulting from its copper porphyry royalty generation program in Arizona.  The Property's porphyry targets, which are concealed beneath post-mineral cover, were identified by EMX based upon structural geological assessments of historical exploration data. The open ground covering these targets was acquired by EMX at minimal cost. The 158 acres transferred to ASCU complemented the property position at its Parks-Salyer project, while providing EMX with pre-production payments and exploration, development, and royalty upside optionality at no additional cost to the Company.

Commercial Terms and Property Summary (all dollar amounts in USD). The Agreements provided for a one-time cash payment to EMX for the assignment of EMX's rights covering the Property, as well as the 1.5% NSR royalty interest (ASCU may buy back 1% of the royalty for $500,000), work commitments, annual advance royalty ("AAR") payments, and the $3 million milestone payment to EMX based upon declared resources totaling 200 million pounds or more of contained copper covered by EMX's Royalty Property. ASCU's (global) maiden resources for its Parks-Salyer project were disclosed in a news release dated September 28, 2022.

Parks-Salyer is located approximately five kilometers northwest of Casa Grande, Arizona and approximately 1.5 kilometers southwest of the historical Sacaton open pit copper mine. Sacaton was a porphyry copper-molybedenum mine operated by Asarco (1974-1984), and is now being advanced by ASCU as the PEA stage Cactus Project. The Parks-Salyer deposit lies beneath post-mineral gravels and represents a tilted, and fault-displaced portion of the Casa Grande-Santa Cruz porphyry system.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

About Arizona Sonoran Copper Company. ASCU's objective is to become a mid-tier copper producer with low operating costs, develop the Cactus and Parks-Salyer Project that could generate robust returns for investors, and provide a long term sustainable and responsible operation for the community and all stakeholders. The Company's principal asset is a 100% interest in the Cactus Project (former ASARCO, Sacaton mine) and Parks-Salyer deposit which is situated on private land in an infrastructure-rich area of Arizona.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2022 and the year ended December 31, 2021 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com